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                                                                       EXHIBIT 1

                                                                     . DEPUY (R)

FOR IMMEDIATE RELEASE


                    DEPUY, INC. TO PURCHASE LANDANGER-CAMUS

    Warsaw, Ind. and Paris, France, March 3, 1997 - DePuy, Inc. (NYSE-DPU) and the Landanger family today announced that they have signed an agreement for DePuy to purchase 1,939,453 shares in Landanger-Camus (LDC FP) held by the Landanger family and certain minority shareholders, which represents 89.6% of the shares outstanding. The acquisition of the block will be subject to a number of conditions precedent. Upon satisfaction of such conditions, the sale would be followed, subject to the approval by French Stock Exchange authorities, by a simplified tender offer for the remaining shares and, depending on its outcome, by a mandatory buy-out procedure.

    Landanger-Camus is the leading French manufacturer of hip implants and one of the leading distributors of orthopaedic devices and supplies. In fiscal year ended August 31, 1996, it had sales of Ffr 500.9 million (US$87.9 million at the exchange rate as at February 28, 1997) and a net income of Ffr 40.3 million (US$7.1 million at the exchange rate as at February 28, 1997). The company is listed on the "Second Marche" of the Paris Stock Exchange and is one of the 100 Mid-cap stocks that are part of the MIDCAC Index. The price per share payable to the sellers has been fixed at a maximum of Ffr 381, which values the company at US$144.6 million at the exchange rate as at February 28, 1997, and may be subject to some adjustments following in particular the results of an audit of the net asset value of Landanger-Camus. The other terms of the transaction were not disclosed.

    Jim Lent, Chairman of the Board and Chief Executive Officer of DePuy, said:
"The proposed acquisition of Landanger-Camus is consistent with our stated intention to use the proceeds from our recent initial public offering to grow our business. This acquisition will enhance our position as #2 in the world-wide reconstructive market and will allow us to become #1 in the French implant market. Following the acquisition of Charles F. Thackray, Ltd. in Great Britain in 1990, it provides a launching pad for further consolidation in Europe. With Landanger's Bioland we also add to our orthobiologic technology platform. Importantly for our shareholders, this transaction is financially attractive.
We anticipate that it would be accretive to DePuy's earnings in 1998 and thereafter. With regards to 1997, we are still comfortable with the analysts' estimates for DePuy earnings."

    Patrick Landanger, President and main shareholder of Landanger-Camus, said:
"We are excited about the business prospects of the combined company and believe that DePuy is the right company to expand the Landanger business further world-wide."

                                     -More-

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DePuy/Landanger - Page 2



    DePuy is the world's oldest orthopaedic company and is one of the leading designers, mufacturers and distributors of orthopaedic devices and supplies. Its products are used primarily by orthopaedic medical specialists and, in the case of the Company's spinal implants, spinal and neurosurgeons. The products are used in both surgical and non-surgical therapies to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, trauma and sports-related injuries. DePuy is listed on the New York Stock Exchange.

Contacts:

DePuy, Inc.                            Landanger-Camus
James Goff                             Marie-Laure Frantz
Director, Investor Relations           Director, Investor Relations
(219) 372-7305                         33 3 - 25 30 77 77


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